Via Facsimile and U.S. Mail
Mail Stop 4270

June 5, 2009

Mr. Gabriel Tirador
President and Chief Executive Officer
Mercury General Corporation
4484 Wilshire Boulevard
Los Angeles, California 90010

Re: **Mercury General Corporation**
        Form 10-K for the Fiscal Year Ended December 31, 2008
        Filed on March 2, 2009 and amended on March 13, 2009
        Definitive Proxy Statement
        Filed on March 31, 2009
        Form 10-Q for the Quarterly Period Ended March 31, 2009
        Filed on May 8, 2009
        File No. 001-12257

Dear Mr. Tirador:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008 as amended

Item 1. Business

Organization, page 4

1. We note that your subsidiary, Mercury Casualty Company ("MCC"), entered into a Stock Purchase Agreement in October 2008 with Aon Corporation to acquire all of the membership interest of AIS Management LLC, a California limited liability company which is the parent of Auto Insurance Specialists LLC ("AIS"). We also note that AIS is an insurance broker that produced approximately 15%, 14% and 13% of your direct premiums written in 2008, 2007 and 2006, respectively. We further note that you may be required to pay additional consideration under this agreement over the next two years. Please file the Stock Purchase Agreement with Aon as an exhibit to your 10-K pursuant to Item 601(b)(10) of Regulation S-K or provide us with a detailed analysis supporting your determination that this agreement is not material to your business.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 50

2. Refer to your disclosure of "Operating income, net of tax." The acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances. Excluding net realized investment gains (losses), net of tax that you have excluded from "Operating income, net of tax" appears to have the following attributes:

    *   There is a past pattern of these items occurring in each reporting period;
    *   The financial impact of these items will not disappear or become immaterial in the future; and,
    *   There is no unusual reason that the company can substantiate to identify the special nature of these items.

    These attributes raise significant questions as to the usefulness of this measure for investors and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to Questions 8, 9, and 21 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures." Please revise your disclosure to eliminate this non-GAAP financial measure or tell us how your disclosure complies with Item 10 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(1)Significant Accounting Policies

Investments, page 76

3. Please explain in greater detail your basis for applying the fair value option under SFAS 159 to available-for-sale fixed maturity and equity securities, which you previously measured at fair value under SFAS 115. Also, explain the specific factors that you considered in reclassifying these investments from available-for-sale to trading, particularly using the guidance in paragraph 12 of SFAS 115. Also, explain why you classified fixed maturity investments as trading when the corresponding nominal average maturity was 13.9 years and the modified duration was 7.2 years at December 31, 2008.

(2) Investments and Investment Income

Summary of Significant Valuation Techniques for Financial Assets and Financial Liabilities, page 89

4. Where you disclose that you use third-party pricing services or broker/dealers to assist you in determining fair values, please revise your disclosure to discuss the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but should include the following:

- The nature and amount of assets you valued using prices you obtained from pricing services, along with the classification in the fair value hierarchy;

- The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

- Whether, and if so, how and why, you adjusted quotes or prices you obtained from pricing services;

- The extent to which the pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, *Fair Value*

> *Measurements*, and to ensure that you properly classified your assets and
> liabilities in the fair value hierarchy.

Item 15. Exhibits and Financial Statement Schedules, page 111

5. We note that you have not included the exhibits and schedules to the Credit
    Agreement filed as Exhibit 10.34. Please amend your filing to include all exhibits
    and schedules to Exhibit 10.34.

DEF 14A

Item 11. Executive Compensation
Compensation Discussion and Analysis
Objectives and Overview, page 9

6. We note your disclosure that your compensation program is designed to provide
    executive officers total compensation commensurate with responsibilities and
    competitive with compensation provided to executives in like positions, based in
    part on the company's continuing surveillance of industry and general business
    practices. Please revise your Compensation Discussion and Analysis disclosure
    to address whether the company engaged in any benchmarking of total
    compensation or any material element of compensation and identify any
    benchmark utilized and the component companies comprising the benchmark.
    Please refer to Regulation S-K, Item 402(b)(2)(xiv).

Item 13. Certain Relationships and Related Person Transactions, page 16

7. Pursuant to Item 601(b)(10) of Regulation S-K, please file as an exhibit to your
    10-K the agreement governing the payment of $1,050,107 in commission to
    Metro West Insurance Services and the agreement governing the payment of
    $731,485 in commissions to the McClung Insurance Agency. If the terms of the
    agreement with the McClung Insurance Agency are not pursuant to the
    company's standard agency contract, please revise your disclosure to include this
    fact.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Consolidated Statements of Cash Flows, page 5

8. Please explain to us how your investing activities labeled as "available for sale in
    nature" are consistent with your classification of fixed maturities and equity
    securities as trading.

                              *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Nandini Acharya, Staff Attorney, at (202) 551-3495 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant